FORM 6-K
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

For the month of May, 2009

Commission File Number: 001-13406

Provida Pension Fund Administrator
(Translation of registrant’s name into English)

Avenida Pedro de Valdivia 100
Santiago, Chile
011-562-697-0040
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F	X	Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes	No	X

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes	No	X

Indicate by check mark whether by furnishing the information contained in this Form, the Registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:

Yes	No	X

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): N/A

Provida Pension Fund Administrator

TABLE OF CONTENTS

Item

1.	Press release dated April 30, 2009 regarding first quarter results for 2009

For immediate release

Contact:
María Paz Yañez
Planning & Control Manager
Phone: (56-2) 351-1209
Fax: (56-2) 679-2320
E-mail: myanezm@bbvaprovida.cl

Santiago, Chile – April 30, 2009 – AFP PROVIDA (NYSE: PVD) announces its consolidated financial results for the period ended March 31, 2009. All figures are expressed in constant Chilean pesos and are prepared in accordance with the Chilean Generally Accepted Accounting Principles (Chilean GAAP). Figures as of March 31, 2008 are inflation adjusted by the year on year CPI figure of 5.5%.

AFP PROVIDA S.A. reports its results for the year ended March 31, 2009

GENERAL HIGHLIGHTS FOR THE FIRST QUARTER OF 2009 (1Q09)

Ü
The first quarter of 2009 (1Q09) recorded a net income of Ch$16,326.9 million, higher in Ch$14,321.5 million or 714.2% with respect to the net income recorded in the first quarter of 2008 (1Q08). This result was caused partly due to the positive evolution recorded by the recurring business with growing revenues and expenses increasing to lower extent than the level of activity. The non operating component positively contributed with higher earnings from price level restatement given the negative inflation applied in the quarter.

Ü
The operating income amounted to Ch$15,872.0 million in the 1Q09, a positive variation of Ch$14,460.8 million with respect to the same quarter of 2008. It highlights the increase of 57.1% achieved by core business in the period due to fee income increased to higher extent than growth of expenses. It added to the above gains on mandatory investments that reverted the losses registered in the 1Q08, higher other operating revenues basically fees generated from AFP Genesis and increased financial revenues from the life and disability insurance.

Ü
In non-operating terms, an income of Ch$3,663.5 million was recorded in the 1Q09, higher in Ch$2,157.8 million to the result recorded in the same period of the last year. This result was mainly attained by higher earnings in price level restatement (Ch$1,873.4 million) as a result of the negative inflation applied in the period (-2.3% in 1Q09 v/s 0.8% in the 1Q08). Additionally, related companies generated higher profits (Ch$246.4 million) due to positive results achieved by local related companies and the better performance exhibited by AFORE Bancomer in Mexico.

Ü
Since Provida became the sole shareholder in AFP Genesis (Ecuador) Provida’s financial statements are consolidated with this subsidiary, which implied to acknowledge in different components of its results, a net income of Ch$593.8 million in the 1Q09, representing an increase of 14.1% with respect to the result registered in the 1Q08.

Ü
As of March 31, 2009, Provida has maintained leading the Chilean pension fund industry with a total of US$25,319.4 million of assets under management, equivalent to a market share of 30.8%. Also, Provida is a leader in terms of clients with an average portfolio of 3.5 million affiliates and 1.8 million of contributors in the first two months of 2009, with average market shares of 41.5% and 39.3% respectively.

AFP PROVIDA, leading company in the Chilean pension fund industry, provides pension fund management and related services throughout the country and has invested in similar companies in Peru, Ecuador and Mexico. In July 1999, PROVIDA was incorporated into the financial holding BBVA Group that enjoys pride of place in the pension fund industry and is one of the principal financial conglomerates in Latin America.
			Market
Business Drivers	1Q09		Share

Average number of affiliates	3,490,514	(1)	41.5%	(1)
Average number of contributors	1,753,406	(1)	39.3%	(1)
Average number of pensioners	423,849	(1)	38.0%	(1)

Average salary base (US$ Million)	1,120	(1)	32.6%	(1)
AUM (US$ Million)	25,319		30.8%
Average real return of Pension Fund (Cumm. Mar09)	3.90%
Pension Fund Type A real return (Cumm. Mar09)	1.86%
Pension Fund Type B real return (Cumm. Mar09)	3.07%
Pension Fund Type C real return (Cumm. Mar09)	4.22%
Pension Fund Type D real return (Cumm. Mar09)	4.95%
Pension Fund Type E real return (Cumm. Mar09)	5.87%

			Market
Other Variables	1Q09		Share

Average number of branches	108		47.4%
Average number of administrative employees	1,111		30.5%	(2)
Average number of sales agents	627		21.8%	(2)

(1) Figure as of February, 2009
(2) Figure as of December, 2008

AFP PROVIDA S.A.
COMPARATIVE ANALYSIS FOR THE FIRST QUARTER OF 2009

According to the latest available information, the monthly economic indicator (Imacec) decreased by 3.9% in February 2009 with respect to the same month of last year, basically due to falls recorded in industry, commerce and mining sectors. The decreased international demand has implied falls in exports; and the lower activity in construction and associated items has provoked decreases in consumption.

It is important to mention that the Chilean Government is working in a fiscal economic encouragement plan for US$4,000 million along with a measure program to stimulate credit, adding a historic fall of 600 basis points applied over the monetary policy by the autonomous Central Bank during the first three months of the year.

Regarding foreign trade, the trade balance accrued a positive balance of US$969.1 million in the first two months of 2009, lower by 72.9% to the amount recorded in the same period of 2008. Exports amounted to US$6,825.3 in the year 2009, a 43.5% decrease with respect to the year 2008, basically due to the decrease of copper exports (66% with respect to the last year), which was affected by the drops of prices at international level. Imports totaled US$5,856.2 million, a decrease of 31.1% mainly caused by inferior imported quantities of crude and diesel oil, as a result of lower expectations growth of the internal production, adding a lower international price because of a decreased worldwide demand.

The Price Consumer Index (IPC) recorded a month variation of 0.4% in March 2009, which is the first positive variation after four months of consecutive decreases. This variation was mainly caused by increases in education (8.6%) and alcoholic beverages and tobacco (4.3%). Inflation accrued

-0.7% in the first three months of the year 2009 and 5.0% in twelve month. For the year 2009, the Central Bank has estimated an annual inflation of 3.1%.

As discussed in the last report, the Central Bank has continued adjusting the monetary interest rate, cutting in 250 basis points the interest rate up to 2.25% in March 2009. The reason for such cut is the same as in February’ s reduction, slowdowns in economic activity (international and domestic) and downturns in inflation observed and expected.

In relation to labor market, the unemployment rate was 9.2% during the mobile quarter January-March 2009, an increase of 1.6 percentage points in comparison with the same quarter of 2008, and an increment of 0.7 percentage points with respect to the previous mobile quarter.

In a twelve-month period, the figures showed a deterioration in occupation (-0.5%) and an increase in labor force (1.3%), reflecting a higher deceleration of such variable that started in the second half of 2008. The salaried employment incurred in the same situation with a negative variation of -0.2%. In the same period, the negative variations of employment were marked in agriculture, construction and commerce sectors.

Regarding the Pension Reform Law, the bidding process of the life and disability insurance for the industry as a whole, started on April 6, 2009 through the release of the bidding conditions to all the insurance companies entitled to participate. The remaining stages to concrete this bidding process are as follows:

-	May 5, 2009 bidding offers are received
-	May 15, 2009 life and disability insurance is awarded
-	May 18, 2009 second call for bidding offers for the pending segments, if applicable
-	June 2, 2009 life and disability insurance is awarded for the pending segments, if applicable

In connection with the bidding process of the new affiliates, even though its enforcement is planned for the second half of 2009, the Superintendency of Pension has not released the instructions in terms of dates for such process.

Net income
During the 1Q09, the Company recorded a net income of Ch$16,326.9 million, an increase of Ch$14,321.5 million with respect to the net income recorded in the 1Q08. In this result, the operating income contributed with higher revenues with a positive performance of all its components, specially fee income and gains on mandatory investments, adding that expenses grew to lower extent than the activity level (measured by fee income). The non-operating result positively contributed basically with earnings achieved in price level restatement in view of the negative inflation applied in the period, and higher profits from related companies.

The operating income was Ch$15,872.0 million in the 1Q09, increasing by Ch$14,460.8 million or 1,024.7% with respect to the 1Q08. In this increase, the positive result of core business (fee income minus operating expenses) is highlighted that rose by 57.1% since the growth of expenses was lower than the growth of fees. Additionally, the period recorded higher other operating revenues specifically from fees generated by AFP Genesis and increased financial revenues from the life and disability insurance.

In non-operating terms, the 1Q09 recorded an income of Ch$3,663.5 million, higher in Ch$2,157.8 million with respect to the 1Q08, basically due to earnings in price level restatement generated by the negative inflation applied during the quarter. Additionally, related companies contributed with higher profits caused by the positive results achieved by local related companies and the better performance of AFORE Bancomer in Mexico.

Regarding income taxes, they increased due to higher earnings before taxes recorded in the period.

	1Q09	1Q08	Change	%
	(Million of constant Chilean pesos at March 31, 2009, except percentages)

Operating income	15,872.0	1,411.2	14,460.8	1024.7%
Total operating revenues	57,223.6	42,145.9	15,077.7	35.8%
Total operating expenses	(41,351.6)	(40,734.6)	(617.0)	1.5%

Other non operating expenses (income)	3,663.5	1,505.7	2,157.8	143.3%

Income taxes	(3,208.7)	(911.6)	(2,297.1)	252.0%

Net income	16,326.9	2,005.4	14,321.5	714.2%

Earnings per share (each ADR represents fifteen shares) was Ch$49.28 as of 1Q09 compared with Ch$6.05 obtained in the 1Q08. As of March 31, 2009, the total number of outstanding shares stood at 331,316,623, recording no changes with respect to March 2008.

BUSINESS DEVELOPMENT

Operating revenues
In the 1Q09, operating revenues were Ch$57,223.6 million, an increase of 35.8% or Ch$15,077.7 million with respect to 1Q08, as a result of the favorable performance of all the components of operating revenues. Firstly, a higher fee income of Ch$4,408.9 million was recorded due to higher mandatory collection levels and the increased variable fee. Gains on mandatory investments recorded a positive variation of Ch$9,948.9 million with respect to the losses recorded in the 1Q08 due to the good performances exhibited by the local stock market and fixed long term income. Also, higher financial revenues of Ch$398,0 million were recorded due to the increase of fees generated by AFP Génesis and higher financial revenues of Ch$321.8 million stemming from significant increase in both, cash flows and returns obtained by the insurance company related to the contract in force since January 2005.

•
Fee income was Ch$51,790.1 million in 1Q09, an increase of 9.3% or Ch$4,408.9 million with respect to the same period of the last year. This growth is in line with the growth achieved by mandatory contributions that increased by 9.4% during the year, as a result of the real growth in salary base (4.8%) and the adjustments made in the variable fee to mandatory contributions. The first adjustment of the variable fee effected results beginning on February 2008 (from 2.39% to 2.59%) was caused by updating the mortality tables used to calculate the cost of casualties. The second adjustment effected results beginning on November 2008 (from 2.59% to 2.64%) as the Pension Reform Law incorporated amendments to the insurance cover for women and their spouses.

In consistence with the growing trend shown by fee income previously mentioned, Provida has maintained its leading position in the pension industry with an average market share around 40% in terms of number of customers and over 30% in terms of salary base and total assets under management, as of February 2009. In figures, during the first months of 2009 the average number of contributors was 1,753,406 and the monthly average salary base was US$1,120.0 million. Assets under management were US$25,319.4 million in March 2009.

•
Gains on mandatory investments were Ch$2,105.4 million, higher in Ch$9,948.9 million with respect to the losses of 1Q08. The above was caused by gains yield by local variable income (1Q09 IPSA +4.3%, IGPA 4.7%; 1Q08 IPSA -4.9%, IGPA -4.6%) and a better performance exhibited by the local long term fixed income due to the decrease observed in interest rates (Mar09: BCU-5 1.78; BCU-10 2.55; BTU-20 2.95 v/s Mar08: BCU-5 2.23; BCU-10 2.70; BTU-20 3.11). The weighted average nominal return of pension funds was 1.52% in 1Q09 that compares with the return of -4.30% recorded in the 1Q08.

Operating expenses
These increased by 1.5% or Ch$617.0 million from Ch$40,734.6 million in 1Q08 to Ch$41,351.6 million in 1Q09. This result was partly triggered by higher other operating expenses mainly affected by higher cost in amortization given the increase of the value of Unified Platform and the higher expense associated with disability determination stemming from the higher number of disability claims. Adding to the above were higher expenses in sales personnel remunerations due to higher wages and indemnities. The latter was partially offset by lower expenses in administrative personnel remunerations in view of the adjustments made in bonuses and lower wages recorded in the period.

•
Remunerations of administrative personnel amounted to Ch$4,616.2 million in the 1Q09, lower in Ch$209.6 million or 4.3% with respect to the figure recorded in the last year. This result was caused by adjustments made in bonuses paid, adding lower wages and allowances in view of the legal strike of administrative workers carried out during the first three weeks of January 2009. Partially offsetting the above were higher indemnities expenses since the 1Q08 did not record expenses for such concept given that those commitments were acknowledged at the end of 2007.

In figures, the average administrative staff amounted to 1,111 workers, while in the 1Q08 was 1,021, implying an increase of 8.8%. By comparing the end of each period, the administrative staff increased by 8.9% from 1,014 as of March 2008 to 1,104 workers as of March 2009.

•
Remunerations of sales personnel increased from Ch$2,978.4 million in the 1Q08 to Ch$3,132.4 million in the 1Q09, a deviation of Ch$154.1 million (5.2%). This result was partly caused by higher fixed wages pursuant to the higher average staff maintained in the period and the adjustments to the fixed waves for new sales agents in light of the new legislation related to the minimum salary. The latter was partially compensated with lower variable-based incentives stipulated for new workers, adding lower production levels achieved by sales staff in both number of transfers and affiliations. Finally, the period recorded higher indemnities in line with the superior dismissals made for improving the performance of the sales staff.

In figures, the average number of sales agents was 627 workers in the 1Q09, increasing by 3.0% with respect to the 1Q08 (609 sales agents). With respect to the evolution at the end of each period, the sales force decreased by 1.0% from 617 salespeople in March 2008 to 611 in March 2009.

•
The cost of life and disability insurance (L&D) was Ch$26,473.4 million in the 1Q09, an increase of only 0.3% or Ch$83.1 million.  Behind this evolution is the lower accounted casualty rate acknowledged in the quarter (1,38% in 1Q09 compared to 1,60% in 1Q08), as a consequence of the favorable effect of the pension funds returns over the costs of casualties, since the AFP must cover the difference between the necessary capital and the funds held in the individual capitalization account of the affiliate. Compensating the above is the higher salary base of clients covered (5.3%), and in a lesser extent the increase in the claims of casualties evidenced during the quarter.

The above implied that in figures, higher expenses of Ch$2,776.8 million (17.0%) in temporary premium were registered associated with a greater portfolio covered and the rise in the temporary rate paid to the insurer. The accruals for unfavorable casualty rate decreased by Ch$2,693.3 million (27.2%) in view of the aforementioned reasons.

•
Other operating expenses increased by 9.0% from Ch$6,540.1 million in the 1Q08 to Ch$7,129.5 million in the 1Q09. This result was mainly driven by higher expenses associated to the Unified Platform in data processing expenses (Ch$62.9 million) and amortization (Ch$403.1 million), the latter due to the superior value of such asset because of the investments made in the evolutionary developments in the last period. This intangible asset is in its last year of amortization, thus the relevant effects of the recent investments over the amount of amortizations.

It added to the above the increase of other operating expenses (Ch$144.7 million) due to increase of disability claims, basically due to the collateral effect of the enforcement of solidarity principle from the Pension Reform Law. The aforementioned was partially offset by lower administrative expenses (Ch$82.0 million) partly due to the reduction of outsourcing services, adding lower expenses in external collection since now VAT generated by this concept can be used as fiscal credit.

Operating income
It amounted to Ch$15,872.0 million, increasing by Ch$14,460.8 million or 1,024.7% given the favorable performance evidenced by revenues and the adequate management of expenses growing to a lower extent than the activity levels.

Other non operating income (expenses)
During the 1Q09, an income of Ch$3,663.5 million was recorded, higher in Ch$2,157.8 million or 143.3% with respect to the 1Q08. This result was basically caused by the positive variation of Ch$1,873.4 million in price level restatement, as a result of the negative inflation applied during the period. Additionally, related companies generated higher profits of Ch$246.4 million in the period due to positive performances achieved by local subsidiaries and AFORE Bancomer in Mexico.

•
The affiliated companies results recorded an income of Ch$1,722.2 million in the 1Q09, higher in Ch$246.4 million or 16.7% with respect to the income recorded in 1Q08. This variation was the outcome of positive result achieved by local subsidiaries that contributed in the aggregate of Ch$153.1 million. Additionally, Afore Bancomer in Mexico recorded good performance that more than offset lower profits generated by AFP Horizonte in Peru.

		1Q09	1Q08	Change	%
Company	Country	(Million of constant Chilean pesos at March 31, 2009, except percentages)

Horizonte	Peru	298.1	405.9	(107.8)	-26.5%
Bancomer	México	1,090.9	889.9	201.0	22.6%
DCV	Chile	15.5	18.8	(3.4)	-17.8%
PreviRed.com	Chile	292.2	177.0	115.2	65.1%
AFC	Chile	25.4	(15.9)	41.3	-260.4%
TOTAL		1,722.2	1,475.8	246.4	16.7%

In Peru, Provida Internacional is present in AFP Horizonte since 1993, currently holding a 15.87% of the shares. As of March 2009, this related company generated an income of Ch$298.1 million for Provida, representing a decrease of Ch$107.8 million or 26.5% with respect to the 1Q08. This result was mainly explained by losses on price level restatement, which was partially offset by higher gains on mandatory investments and savings in operating expenses. As of March 2009, this subsidiary accounted for a total of 1,164,483 affiliates and assets under management for US$3,878.0 million, figures equivalent to market shares of 27% and 23% respectively, situating it in first place in terms of affiliates and in third place regarding assets under management.

Regarding Mexico, in November 2000, Provida Internacional materialized the purchase of 7.50% of AFORE Bancomer’s equity. During 1Q09, this subsidiary recorded Ch$1,090.9 million for Provida, an increase of Ch$889.9 million with respect to the last year. This result was basically due to the increased fee income given the higher volume of administered funds (in Mexico fees are charged over maintained balances). As of March 2009, AFORE Bancomer maintained an affiliate portfolio of 4,483,187 and funds of US$9,871.4 million, representing market shares of 11% and 15%, respectively, situating it in third place on the industry in terms of affiliates and in second place in terms of assets under management.

Regarding the local subsidiaries, it highlights the positive variation jointly recorded that amounted to Ch$153.1 million (85.1%). Individually, the electronic collection company PreviRed.com where Provida holds a 37.9% ownership, generated earnings of Ch$292.2 million for Provida in 1Q09, representing a positive variation of Ch$115.2 million with respect to the 1Q08 in light of a higher activity level recorded in the period and an appropriate management of expenses. The Unemployment Funds Administrator of Chile S.A. (AFC), a company that started operations in October 2002 and where Provida has a 37.8% ownership, recorded an income of Ch$25.4 million for Provida, a positive variation of Ch$41.3 million with respect to the loss recorded in the 1Q08, basically due to higher fee income accompanied by a lower increment of expenses. Finally, Investments DCV, represented for Provida an income of Ch$15.5 million in the 1Q09, a decrease of Ch$3.4 million with respect to the 1Q08. In this company which main purpose is to invest in entities engaged in public offering securities, Provida participates has a 23.14% stake. The rest of its main shareholders are other AFPs in the industry, the same as the other two local investments (AFC and PreviRed.com), adding other financial institutions that also participate.

•
During the 1Q09, the price level restatement amounted to Ch$2,886.7 million, higher in Ch$1,873.4 million with respect to the same period of the last year. The negative inflation applied over the Company's net liability exposure of -2.3% in 1Q09 versus 0.8% in 1Q08, explains Ch$3,752.0 million of such variation. The above result was partially offset by lower foreign exchange rate of the period, given the lower appreciation of the Chilean peso with respect of the dollar in the 1Q09 that was 8.4% compared with 11.9% in the 1Q08 over the dollar debt with Provida Internacional, adding a lower level of debt maintained with this society.

Income taxes
As of March 31, 2009, the income taxes amounted to Ch$3,208.7 million, a negative variation of Ch$2,297.1 million with respect to the 1Q08, basically due to higher earnings before taxes recorded in the period. The expense recorded in the 1Q09 increased in lower magnitude than earnings before taxes since the value of liabilities for deferred taxes decreased as a consequence of losses from mandatory investments during last year.

Consolidated balance sheet

•
As of March 31, 2009, total assets were Ch$299,114.2 million, increasing by Ch$492.4 million (0.2%) with respect to March 31, 2008. This result was caused by higher current assent of Ch$27,347.2 million mainly as a result of the increased amounts of cash flows surplus generated by the Company (Ch$21,423.7 million). It added to the above higher receivables from the State (Ch$4,539.5 million) basically pensions financed by the State's guaranty that were temporary financed by the Administrator.

The above was partially offset by the decrease of mandatory investments of Ch$25,619.8 million due to negative returns obtained by pension funds during the last year, which was not offset by the normal contributions recorded in the growing base of contributors.

Additionally, lower assets of Ch$1,343.5 million were recorded as a consequence of the decreased goodwill (Ch$3,916.5 million) in consideration to the normal amortization of goodwill, mainly ex-AFP Proteccion and ex-AFP Union, partially offset by the increased other assets (Ch$1,576.8 million) mainly due to higher amounts of mandatory investments' shares from funds administered by AFP Genesis in Ecuador and higher investments in related companies (Ch$1,374.7 million) given the higher proportional equity value of Previred.com and AFP Horizonte in Peru.

•
Total liabilities increased by Ch$5,540.4 million or 11.2% from Ch$49,285.4 million as of March 31, 2008 to Ch$54,825.8 million at the same date of 2009. The above was sustained by increased current liabilities of Ch$8,215.6 million, basically due to a higher obligations with banks and financial institutions (Ch$7,643.9 million), given the superior lines of credits and higher pensions to be paid (Ch$4,118.5 million). The latter was partially offset by lower accruals (Ch$2,430.9 million), specially referred to life and disability insurance due to unfavorable casualty rate and lower notes and accounts due to related companies (Ch$2,382.6 million) basically BBVA Seguros de Vida for life and disability insurance premium.

Long term liability decreased by Ch$2,675.2 million or 28.2% basically due to lower deferred taxes associated with the losses on mandatory investments in 2008.

•
Shareholders’ equity decreased by Ch$5,048.0 million or 2.0% from Ch$249,336.2 million as of March 31, 2008 to Ch$244,288.3 million at the same date of 2009 due to lower retained earnings (Ch$12,035.3 million) caused by lower cumulative earnings given losses recorded in the year 2008, which was partially offset by higher earnings recorded in the 1Q09, and lower negative balance of other reserves due to differences in foreign exchange rate for the translation of net investments abroad of Provida Internacional.

Exchange rate
As of March 31, 2009, it was Ch$583.26 per dollar, while in the same period of last year, it was Ch$437.71 per dollar. In 1Q09 and 1Q08 the Chilean peso recorded an appreciation of 8.4% and 11.9% respectively.

CONSOLIDATED INCOME STATEMENT

	1Q09	1Q08	Change	% Change
	(Million of constant Chilean pesos at March 31, 2009, except percentages)

OPERATING REVENUES
Fee income	51,790.1	47,381.1	4,408.9	9.3%
Gains (loss) on mandatory investments	2,105.4	(7,843.5)	9,948.9	-126.8%
Financial revenues on life and disability insurance	1,152.1	830.3	321.8	38.8%
Other operating revenues	2,176.0	1,777.9	398.0	22.4%
Total Operating Revenues	57,223.6	42,145.9	15,077.7	35.8%

OPERATING EXPENSES
Administrative personnel remunerations	(4,616.2)	(4,825.8)	209.6	-4.3%
Sales personnel remunerations	(3,132.4)	(2,978.4)	(154.1)	5.2%
Life and disability insurance	(26,473.4)	(26,390.3)	(83.1)	0.3%
Other operating expenses	(7,129.5)	(6,540.1)	(589.4)	9.0%
Total Operating Expenses	(41,351.6)	(40,734.6)	(617.0)	1.5%

OPERATING INCOME	15,872.0	1,411.2	14,460.8	1024.7%

NON OPERATING INCOME (EXPENSES)
Gains on financial investments	127.4	91.7	35.8	39.0%
Profit (loss) in related companies	1,722.2	1,475.8	246.4	16.7%
Amortization of goodwill	(1,438.3)	(1,391.8)	(46.5)	3.3%
Interest expense	(42.9)	(167.0)	124.2	-74.3%
Other non operating income (expenses) net	408.4	483.8	(75.5)	-15.6%
Price level restatement	2,886.7	1,013.3	1,873.4	184.9%

Total Non Operating Income (Expenses)	3,663.5	1,505.7	2,157.8	143.3%

INCOME BEFORE INCOME TAXES	19,535.6	2,917.0	16,618.6	569.7%

INCOME TAXES	(3,208.7)	(911.6)	(2,297.1)	252.0%

NET INCOME	16,326.9	2,005.4	14,321.5	714.2%

CONSOLIDATED BALANCE SHEET

	1Q09	1Q08	Change	%
	(Million of constant Chilean pesos at March 31, 2009, except percentages)

ASSETS
Current Assets	45,258.5	17,911.4	27,347.2	152.7%
Marketable Securities - Reserve	145,337.2	170,957.0	(25,619.8)	-15.0%
Premises and Equipment	28,217.7	28,109.2	108.5	0.4%
Other Assets	80,300.7	81,644.2	(1,343.5)	-1.6%
TOTAL ASSETS	299,114.2	298,621.7	492.4	0.2%

LIABILITIES AND SHAREHOLDERS' EQUITY
Current Liabilities	48,031.3	39,815.7	8,215.6	20.6%
Long-Term Liabilities	6,794.6	9,469.7	(2,675.2)	-28.2%

Minority Interest	0.0	0.1	(0.0)	-5.8%

Shareholders´ Equity	244,288.3	249,336.2	(5,048.0)	-2.0%
TOTAL LIABILITIES AND SHAREHOLDERS' EQUITY	299,114.2	298,621.7	492.4	0.2%

CONSOLIDATED CASH FLOW STATEMENT

	1Q09	1Q08	Change	%
	(Million of constant Chilean pesos at March 31, 2009, except percentages)

CASH FLOW FROM OPERATING ACTIVITIES	(15,511.0)	(4,524.4)	(10,986.6)	242.8%
Total Operating Revenues	56,047.3	50,497.7	5,549.6	11.0%
Total Operating Expenses	(71,558.3)	(55,022.1)	(16,536.3)	30.1%

CASH FLOW FROM FINANCING ACTIVITIES	15,414.3	7,806.9	7,607.3	-97.4%

CASH FLOW FROM INVESTING ACTIVITIES	(1,876.0)	(1,626.9)	(249.0)	15.3%

TOTAL NET CASH FLOW	(1,972.7)	1,655.6	(3,628.3)	-219.2%

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Provida Pension Fund Administrator

Date:	May 4, 2009	By:	/s/ Juan Sepúlveda
			Name:	Juan Sepúlveda
			Title:	Accounting Manager of Administradora de Fondos de Pensiones Provida S.A.

Date:	May 4, 2009	By:	/s/ Maria Paz Yañez
			Name:	Maria Paz Yañez
			Title:	Planning and Control Manager of Administradora de Fondos de Pensiones Provida S.A.